

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 30, 2009

via U.S. mail

Peter Ntephe
Interim Chief Executive Officer
ERHC Energy Inc.
5444 Westheimer Road
Suite 1440
Houston, TX 77056

   Re: ERHC Energy Inc.
     Annual Report on Form 10-K
      for Fiscal Year Ended September 30, 2007
     Filed December 14, 2007
     Annual Report on Form 10-K
      For Fiscal Year Ended September 30, 2008
     Filed December 15, 2008
     Supplemental Response Submitted March 5, 2009
     File No. 0-17325

Dear Mr. Ntephe:

   We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Annual Report on Form 10-K for Fiscal Year Ended September 30, 2007

Controls and Procedures, page 60

Management's Annual Report on Internal Control Over Financial Reporting, page 60

1. We note your response to prior comment 6 from our comment letter dated January 23, 2009 and reissue such comment. Please revise your disclosure to provide your management's conclusion regarding the effectiveness of internal control over financial reporting as of September 30, 2007. In addition, please make

conforming changes in this section with respect to your auditors' attestation report.

Annual Report on Form 10-K for Fiscal Year Ended September 30, 2008

Documents Incorporated by Reference

2.   It appears that you no longer intend to incorporate by reference portions of your definitive proxy statement into Part III of your annual report. Please update this section accordingly.

Explanatory Note

3.   Revise this section for accuracy. For example, when you file an amended annual report for your fiscal year ended September 30, 2008, such amendment will be Amendment No. 2 to such report, and such amendment will not be filed solely to disclose Part III information. Please update this section accordingly.

Directors and Executive Officers of the Registrant; and Corporate Governance, page 62

4.   Please provide the disclosure required by Item 401 of Regulation S-K with respect to each of your executive officers. For example, we note your inclusion of James Ledbetter, Sylvan Odobulu and David Bovell as "named executive officers" in your summary compensation table at page 67, but you do not provide the disclosure required by Item 401 with respect to each such individual. See Exchange Act Rule 3b-7 for the definition of "executive officer."

Compensation of Directors, page 63

5.   You state that "[t]he number of stock awards granted to each director during the 2008 fiscal year was determined by reference to the director's cash awards in an equal amount that would yield thirty to fifty percent of total annual compensation to all directors." If you intended to provide that the number of stock awards granted to each director was determined by reference to the awards in an equal amount that would yield thirty to fifty percent of total compensation of each director, please so state. In addition, please disclose how the shares granted are "restricted." See our prior comment 10 from our letter dated November 6, 2008 with respect to your annual report for the fiscal year ended September 30, 2007.

Executive Compensation, page 65

Compensation Discussion and Analysis, page 65

6.   Please revise your disclosure to clarify which officers are the "named executive
        officers" for whom you are providing disclosure regarding compensation. For
        example, we note your disclosure at page 66 of your draft proposed amendment
        that the compensation committee has the responsibility to review and approve the
        annual compensation for your chief executive officer, your technical vice
        president and the chief financial officer. However, your summary compensation
        table discloses the compensation of additional individuals. In addition, it is not
        clear which executive officer serves as your "chief financial officer."

Summary Compensation Table, page 67

7.   Please revise your table to include disclosure regarding compensation for your
        fiscal year ended September 30, 2006. See Item 402(c)(1) of Regulation S-K.
        We note that you included such disclosure in your annual report on Form 10-K for
        your fiscal year ended September 30, 2007.

8.   We note your disclosure that Peter Ntephe and David Bovell are each contracted
        through your holding company. Please file any related contracts as exhibits to
        your filing. See Item 601(b)(10) of Regulation S-K.

Potential Payments Upon Termination or Change of Control, page 69

9.   With respect to Mr. Ledbetter's employment agreement, please quantify the
        estimated payments and benefits that would be provided in each covered
        circumstance. See Item 402(j) of Regulation S-K. In calculating such payments,
        you should apply the assumption that the triggering event took place on the last
        business day of your last completed fiscal year. See Instruction 1 to Item 402(j).
        In addition, please disclose that after twelve months from the date of
        commencement of the primary term of the employment agreement, Mr. Ledbetter
        shall also be entitled to any incentive compensation accrued up to the date of
        termination. See our prior comment 14 from our letter dated November 6, 2008
        with respect to your annual report for the fiscal year ended September 30, 2007.

Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 70

10.   Please provide the disclosure required by Item 403 of Regulation S-K with respect
        to each of your executive officers.

Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

       Please contact Laura Nicholson at (202) 551-3584, Sean Donahue at (202) 551-3579 or, in their absence, the undersigned at (202) 551-3740 with any questions.

                                Sincerely,

                                H. Roger Schwall
                                Assistant Director

cc: R. Winfrey
       T. Towner
       L. Nicholson
       S. Donahue